Exhibit 4.1

THIRD SUPPLEMENTAL INDENTURE

THIRD SUPPLEMENTAL INDENTURE (this “Third Supplemental Indenture”), dated as of March 31, 2006, among Atlantic Express Transportation Corp., a New York corporation (the “Company”), the Guarantors named herein, as guarantors, and The Bank of New York, as Trustee and Collateral Agent (the “Trustee”).

WHEREAS, the Company has duly issued its 12% Senior Secured Notes due 2004 (the “Fixed Rate Notes”) and its Senior Secured Floating Rate Notes (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”), in the aggregate principal amount of $115,000,000 pursuant to an Indenture dated as of April 22, 2004, among the Company, the Guarantors named therein and the Trustee (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 3, 2005 (the “First Supplemental Indenture”) and the Second Supplemental Indenture, dated as of June 30, 2005 (the “Second Supplemental Indenture” and, together with the Base Indenture and the First Supplemental Indenture, the “Indenture”), and the Notes in the principal amount of $115,000,000 are outstanding on the date hereof; and

WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may amend any provision of the Indenture (other than certain provisions enumerated in Section 9.02 of the Indenture, none of which provisions are implicated hereby) with the written consent of the Holders (as defined in the Indenture) of at least a majority of the aggregate principal amount of the then outstanding Notes and execute a supplemental indenture; and

WHEREAS, the Company solicited, and has received, consents upon the terms and subject to the conditions set forth in the Consent Agreement dated March 27, 2006, from Holders representing at least a majority in aggregate principal amount of its outstanding Securities to certain amendments described therein to the Indenture; and

WHEREAS, it is provided in Section 9.04 of the Indenture that a supplemental indenture becomes effective in accordance with its terms and thereafter binds every Holder;

NOW, THEREFORE, the parties hereto agree as follows:

DEFINITIONS.

Capitalized terms not defined herein shall have the meaning given to such terms in the Indenture.

AMENDMENTS TO THE INDENTURE.

Amendment to the definition of “Asset Sale.”

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Subsidiary of the Company that is a Guarantor of:  (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any of its Restricted Subsidiaries other than in the ordinary course of business; provided, however, that “Asset Sale” shall not include:  (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets (determined on a consolidated basis) of the Company as permitted under Section 5.01; (c) any Restricted Payment permitted by Section 4.10 or that constitutes a Permitted Investment; (d) the sale of Cash Equivalents; (e) the sale of any accounts receivable and the sale or other disposition of used, worn out, obsolete or surplus assets; (f) sales or grants of licenses to use the Company’s or any Restricted Subsidiary’s patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology or require any payments by the Company or its Restricted Subsidiaries for any such use; (g) the sale of assets currently owned by Jersey Bus Sales, Inc.; (h) the sale of real property in Bordentown, New Jersey and improvements thereon currently owned by Jersey Business Land Co., Inc.; and (i) the sale of the assets currently owned by Atlantic North Casualty Company.

Amendment to the definition of “Permitted Indebtedness.”

The definition of “Permitted Indebtedness” as set forth in Section 1.01 of the Indenture is hereby amended and restated to read in its entirety as follows:

“Permitted Indebtedness” means, without duplication, each of the following: (1) Indebtedness under the Notes issued on the Issue Date or in the Exchange Offer with respect to such Notes issued on the Issue Date in an aggregate outstanding principal amount not to exceed $115.0 million and the related Guarantees; (2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $20.0 million before September 25, 2006 and $30.0 million on or after September 25, 2006; (3) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date (other than Indebtedness  outstanding under the Credit Agreement); (4) Interest Swap Obligations of the Company or any of its Restricted Subsidiaries covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by this Indenture to be outstanding to the extent that the notional amount of any such Interest Swap Obligation does not exceed, at the time of the incurrence thereof, the principal amount of Indebtedness to which such Interest Swap Obligation relates; (5) Indebtedness of a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary for so long as such Indebtedness is held by the Company or a Restricted Subsidiary of the Company, in each case subject to no Lien by anyone other than the Company; provided that (a) any such Indebtedness is subordinated, pursuant to a written agreement, to such Subsidiary’s Obligations under this Indenture and its Guarantee and (b) if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Issuer of such Indebtedness (unless such Indebtedness may otherwise be incurred pursuant to the terms of this Indenture); (6) Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company, in each case subject to no Lien; provided that (a) any such Indebtedness is subordinated, pursuant to a written agreement by the holder thereof, to the Company’s obligations under this Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company (unless such Indebtedness may otherwise be incurred pursuant to the terms of this Indenture); (7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently  (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three Business Days of incurrence; (8) Indebtedness of the Company or any of its Restricted Subsidiaries represented by (i) letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for performance bonds, bankers’ acceptances, surety or appeal bonds, workers’ compensation claims, automobile liability loss fund claims, payment obligations in connection with self-insurance or similar requirements incurred in the ordinary course of business or (ii) performance bonds, appeal bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations incurred in the ordinary course of business; (9) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Obligations of the Company and its Restricted Subsidiaries exiting on the Issue Date, and Indebtedness represented by Capitalized Lease Obligations and Purchase Money Obligations of the Company and its Restricted Subsidiaries after the Issue Date up to, but not exceeding $3.5 million at any time outstanding; (10) Refinancing Indebtedness; (11) Guarantees by the Company or a Restricted Subsidiary of the Company of Indebtedness incurred by the Company or a Restricted Subsidiary of the Company so long as the incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms hereof; (12) Indebtedness arising from agreements of the Company or a Subsidiary of the Company providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary of the Company in connection with such disposition; (13) Reimbursement obligations for letters of credit issued under the Credit Agreement in an aggregate principal amount not to exceed $10.0 million at any time outstanding; (14) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding (which amount may, but need not be, incurred in whole or in part under the Credit Agreement); and (15) additional Indebtedness in an aggregate principal amount not to exceed $15.0 million plus the aggregate principal amount of New PIK Notes issued in connection therewith at any one time outstanding of Third Priority Senior Secured Notes due 2008 and any related Guarantees.

Amendment to the “Limitation on Asset Sales” Covenant.

Section 4.16 of the Indenture is hereby amended and restated to read in its entirety as follows:

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)           the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of (as determined in good faith by senior management or, in the case of an Asset Sale in excess of $5.0 million, the Company’s Board of Directors); and

(2)           at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that (a) the amount of any liabilities (as shown on the most recent applicable balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for the purposes of this clause (2) so long as the documents governing such liabilities provide that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities and (b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from the transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, shall be deemed to be cash to the extent of the cash received in that conversion.

The Company may apply an aggregate of $10.0 million of the Net Cash Proceeds from one or more Asset Sales occurring on or after the date of the Third Supplemental Indenture in any manner not prohibited by the Indenture. If the Company generates aggregate Net Cash Proceeds from one or more Asset Sales on or after the date of the Third Supplemental Indenture in excess of $10.0 million, then the Company shall apply the amount of such excess (but only such excess, and not the first $10.0 million) as set forth in the next succeeding paragraph. The first date on which the Company generates such aggregate Net Cash Proceeds in excess of $10.0 million, and each subsequent date on which the Company generates additional Net Cash Proceeds from an Asset Sale, are each referred to as a “Net Proceeds Offer Trigger Date.”

The Company shall apply an amount equal to 80% of such excess Net Cash Proceeds (such amount being the “Net Proceeds Offer Amount”)  to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest and Additional Interest and Additional PIK Interest (which, for such purpose, shall be payable in cash), if any, thereon, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any of its Restricted Subsidiaries, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder on the date of such conversion or disposition, as the case may be, and the Net Cash Proceeds thereof shall be applied in accordance with this Section 4.16.

The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales in which case the accumulation of such amount shall constitute a Net Proceeds Offer Trigger Date (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to the immediately preceding paragraph). For the avoidance of doubt, the Company shall not be required to make a Net Proceeds Offer with the 20% of the Net Cash Proceeds from any Asset Sale that does not constitute part of the Net Proceeds Offer Amount, and the Company may apply such 20% in any manner not prohibited by the indenture.

For purposes of this Section 4.16 hereof, the term “Notes” shall include the Third Priority Senior Secured Notes due 2008 plus the New PIK Notes issued in connection therewith and the term “Holder” shall include the holders of the Third Priority Senior Secured Notes due 2008 and the New PIK Notes issued in connection therewith.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under Section 5.01, which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this Section 4.16 with respect to such deemed sale as if it constituted an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this Section 4.16.

Each notice of a Net Proceeds Offer shall be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in this Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). To the extent that the aggregate amount of the notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use such excess Net Proceeds Offer Amount for general corporate purposes or for any other purposes not prohibited by this Indenture. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero. A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law.

Pending the final application of the Net Cash Proceeds, the Company and any its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Cash Proceeds in any manner not prohibited by this Indenture.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.16, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under Section 4.16 by virtue thereof.

Amendment to the “Maintenance of Consolidated EBITDA” Covenant.

Section 4.25 of the Indenture is hereby amended and restated to read in its entirety as follows:

The Consolidated EBITDA of the Company shall not be less than $23.0 million on the last day of each fiscal quarter of the Company (beginning with the fiscal quarter ending December 31, 2006 and for so long as the Notes remain outstanding) during the four consecutive full fiscal quarters of the Company ending as of such date.

EFFECTIVE DATE.

This Third Supplemental Indenture shall become effective on the date hereof.

MISCELLANEOUS.

Governing Law.

THIS THIRD SUPPLEMENTAL INDENTURE SHALL BE CONSTRUED, INTERPRETED AND THE RIGHTS OF THE PARTIES DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. THE COMPANY AND EACH GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING ARISING OF OR RELATING TO THIS AGREEMENT,

AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. THE COMPANY AND EACH GUARANTOR IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO  SO UNDER APPLICABLE LAW, TRIAL BY JURY AND ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. THE COMPANY AND EACH GUARANTOR IRREVOCABLY CONSENTS, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, TO THE SERVICE OF PROCESS OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THE COMPANY AT ITS ADDRESS SET FORTH IN THE INDENTURE, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY HOLDER TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE COMPANY OR ANY GUARANTOR IN ANY OTHER JURISDICTION.

Continuing Agreement.

Except as herein amended, all terms, provisions and conditions of the Indenture, all Exhibits thereto and all documents executed in connection therewith shall continue in full force and effect and shall remain enforceable and binding in accordance with their terms.

Conflicts.

In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Third Supplemental Indenture, then the terms and conditions of this Third Supplemental Indenture shall prevail.

Counterpart Originals.

The parties may sign any number of copies of this Third Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Headings, Etc.

The headings of the Sections of this Third Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

Trustee’s Disclaimer.

The recitals contained herein shall be taken as the statements of the Company and the Guarantors and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Third Supplemental Indenture.

[Signatures on following pages]

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Third Supplemental Indenture as of the date first written above.

ATLANTIC EXPRESS TRANSPORTATION CORP.

By:	/s/ Domenic Gatto
	Name:	Domenic Gatto
	Title:	President

Attest:

/s/ Neil J. Abitabilo
Name:	Neil J. Abitabilo
Title:	Chief Financial Officer

GUARANTORS:

180 Jamaica Corp.
201 West Sotello Realty, Inc.
Amboy Bus Co., Inc.
Atlantic Escorts Inc.
Atlantic Express Coachways, Inc.
Atlantic Express New England, Inc.
Atlantic Express of California, Inc.
Atlantic Express of Illinois, Inc.
Atlantic Express of L.A. Inc.
Atlantic Express of Missouri Inc.
Atlantic Express of New Jersey, Inc.
Atlantic Express of Pennsylvania, Inc.
Atlantic Paratrans of Arizona, Inc.
Atlantic Paratrans of NYC, Inc.
Atlantic Paratrans, Inc.
Atlantic Queens Bus Corp.
Atlantic Transit, Corp.
Atlantic-Conn. Transit, Inc.
Atlantic-Hudson, Inc.
Block 7932, Inc.
Brookfield Transit Inc.
Central New York Reorganization Corp.
Courtesy Bus Co., Inc.

Fiore Bus Service, Inc.
Groom Transportation, Inc.
G.V.D. Leasing Co., Inc.
James McCarty Limo Service, Inc.
Jersey Bus Sales, Inc.
Jersey Business Land Co., Inc.
K. Corr, Inc.
Merit Transportation Corp.
Metro Affiliates, Inc.
Metropolitan Escort Service, Inc.
Midway Leasing Inc.
Mountain Transit, Inc.
R. Fiore Bus Service, Inc.
Raybern Bus Service, Inc.
Raybern Capital Corp.
Raybern Equity Corp.
Robert L. McCarthy & Son, Inc.
Staten Island Bus, Inc.
Temporary Transit Service, Inc.
T-NT Bus Service, Inc.
Transcomm, Inc.
Winsale, Inc.
Wrightholm Bus Line, Inc.

[Signature on following page]

By:	/s/ Domenic Gatto
	Name:	Domenic Gatto
	Title:	President

THE BANK OF NEW YORK, as Trustee

By:	/s/ Julie Salovitch-Miller
	Name:	Julie Salovich-Miller
	Title:	Vice President